                      [North American Palladium Ltd. LOGO]

                         SECOND QUARTER 2006 HIGHLIGHTS

     o Revenues in the quarter increased to $35.5 million compared to $23.5 million in Q2 2005 as the Lac des Iles mine's palladium and by-product metal sales benefited from the first full quarter of underground production and higher commodity prices. In the first six months, revenues were $67.0 million versus $50.0 million over the comparable period last year

     o Net loss narrowed for the second consecutive quarter to $11.3 million ($0.22 per share) compared to $15.2 million ($0.29) in Q2 last year. In the first half of 2006, net loss declined to $15.5 million ($0.30) from $23.0 million ($0.44) in the same period last year

     o Cash cost per unit, net of by-product metals declined to US$219 per oz compared to US $322 per oz in the comparable quarter last year and US$329 per oz in Q1 2006

     o Palladium price recognized during the quarter averaged US$310 per oz versus US$182 per oz in Q2 2005 and US$330 per oz in Q1 2006

     o Repayment of the Kaiser Francis (KFOC) credit facility with the issue of US$13.5 million principal amount of Series II Convertible Notes

            MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS
                               SECOND QUARTER 2006

     The following is Management's Discussion and Analysis of the financial condition and results of operations to enable a reader to assess material changes in financial condition and results of operations for the three month and six month periods ended June 30, 2006, compared to those of the respective periods in prior years. This Management's Discussion and Analysis covers the most recently completed quarter and six months and has been prepared as of August 9, 2006. This Management's Discussion and Analysis is intended to supplement and complement the unaudited consolidated financial statements and notes thereto for the six months ended June 30, 2006 (collectively, the "Financial Statements"). You are encouraged to review the Financial Statements and the most recent audited annual financial statements and Management's Discussion and Analysis included in the 2005 Annual Report, in conjunction with your review of this Management's Discussion and Analysis. The MD&A is based on information available to us at August 9, 2006, unless otherwise indicated.

   ABOUT FORWARD-LOOKING STATEMENTS

     Securities laws encourage companies to disclose forward-looking information so that investors can obtain a better understanding of the company's future prospects and make informed investment decisions. This MD&A contains forward-looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation, including the SECURITIES ACT (Ontario), relating to our objectives, plans, strategies, financial condition and results of operations. Forward-looking statements may include words such as "estimated", "progressing", "may", "expect", "will", "continue", "believe" and other similar expressions, as they relate to the Company or its management, all of which are intended to identify forward-looking statements.

     It is important to note that: (1) unless otherwise indicated, forward-looking statements indicate our expectations as at August 9, 2006 (2) our actual results may differ materially from our expectations if known and unknown risks or uncertainties affect our business, or if estimates or assumptions prove inaccurate; (3) we cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements; and (4) we disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

     In making the forward-looking statements in this MD&A, the Company has applied several material assumptions, including but not limited to, the assumption that: (1) market fundamentals will result in increased palladium demand and prices and sustained by-product metal demand and prices; (2) the integrated operation of the underground mine and the open pit mine remain viable operationally and economically; (3) financing is available on reasonable terms;
(4) expectations for blended mill feed head grade and mill performance will proceed as expected; (5) new mine plan scenarios will be viable operationally and economically; and (6) plans for improved mill production, for sustainable recoveries from the Lac des Iles mine, for further explorations at the Lac des Iles mine and surrounding region, and for exploration in Finland will proceed as expected. Other assumptions are discussed throughout this MD&A and, in particular, in "Critical Accounting Estimates" and "Risks and Uncertainties".

     Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, among others: (1) metal price volatility; (2) economic and political events affecting metal supply and demand; (3) fluctuations in ore grade or ore tonnes milled; (4) geological, technical, mining or processing problems; (5) future production; and
(6) changes in the life-of-mine plan and/or the ultimate pit design. For a more comprehensive review of risk factors, please refer to the "Risks and Uncertainties" section of the Company's most recent interim MD&A and to the Company's most recent Annual Report under "Management's Discussion and Analysis of Financial Results" and Annual Information Form under "Risk Factors" on file with the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities.

   OVERVIEW AND STRATEGIC ACTIVITIES

     North American Palladium Ltd. (the "Company") operates the Lac des Iles mine located 85 km northwest of Thunder Bay, Ontario. The mine is Canada's only primary producer of platinum group metals ("PGM") In addition to its principal metal, palladium, the Company earns substantial revenue from by-product nickel, platinum, gold and copper. Palladium's primary use continues to be in the auto industry where it is an important component in controlling exhaust emissions as mandated by stringent hydrocarbon emission standards for cars, light trucks and SUVs, particularly in the United States, Europe and Japan. In addition, palladium is consumed in the dental, electronics, jewelry and chemical sectors.

     The Company commenced the development of an underground mine at its Lac des Iles operation in the second quarter of 2004, which was completed in March 2006. The Company began full production from the underground operations on April 1, 2006 and the production from the underground operations has been reflected in the operating results of the second quarter. The underground production for the quarter averaged 2,129 tonnes per day with an average head grade of 5.49 g/tonne during the quarter. As at the date hereof, the underground mine had progressed to the 5120m level with ten stopes open and one stope completed and filled.

     On October 18, 2005, the Company announced that it had entered into a letter of intent to form a joint venture with Gold Fields Limited to further explore and develop a mining operation at the Arctic Platinum Project ("APP") located in Finland (see press release dated October 18 2005). The APP includes several advanced stage PGM projects. The Company has been granted an option to earn up to a 50% interest and in certain circumstances a 60% interest in APP and will become the project operator. In order to exercise the option, the Company must spend US$12.5 million, complete a feasibility study and make a production decision, as well as paying Gold Fields up to US$45 million (for a 60% interest) through the issuance of the Company's common shares (approximately 9.2 million shares) on or before August 31, 2008. The formal agreement governing the joint venture was signed on March 24, 2006.

     The Company commenced work on the APP late in the first quarter of 2006. Three drills were mobilized into the Narkaus area to commence exploration and infill drilling on the Siika Kama, Kuohunki and Nutturalampi targets. To date, 49 holes totaling 8,716 meters have been drilled. Results from this program will be released once all assay results have been received, likely during the third quarter of 2006. At Suhanko, which was the subject of the 2005 feasibility carried out by Gold Fields, updated resource models are nearing completion. The Company has also contracted Aker Kvaerner ASA to complete the APP re-scoping study and P&E Mining Consultants Inc. to conduct the open pit designs and optimization.

     On September 29, 2005, the Company entered into an option and joint venture agreement on the Shakespeare nickel, copper, PGM property located near Sudbury, Ontario with URSA Major Minerals Incorporated ("URSA") The property is proposed to be a 60% North American Palladium, 40% URSA Joint Venture with the Company becoming the operator upon successful completion of a viable feasibility study and arranging financing for commercial production. In March 2006, URSA presented to the Company the completed feasibility study on a contemplated open-pit mine and 4,500 tonne per day concentrator. Although the feasibility study was positive, the rate of return indicated in the study did not meet the Company's investment criteria. The Company and URSA are currently evaluating opportunities to reduce the estimated capital costs and improve the economics of the project. The Company has until September 2006 to make a decision on whether it wishes to proceed with the development of the project with URSA.

     Currently, the Company is delivering and selling all of its palladium production into the spot market with one or more commodity dealers and manufacturers. For the six months ended June 30, 2006 the Company realized a weighted average cash price of US$314 per ounce on its delivery of palladium into the spot market. The Company expects the improvement in the palladium price to continue (average year to date price of US$320 per ounce to June 30, 2006, in comparison to US$190 per ounce average during the corresponding period of 2005) with the forecasted increasing global demand for palladium.


"Line chart may be obtained by viewing the document posted on the Corporation's website at www.napalladium.com".

PRODUCTION STATISTICS

                                      THREE MONTHS             SIX MONTHS
                                        JUNE 30                 JUNE 30
                                 ---------------------   ---------------------
                                    2006        2005       2006*        2005
                                 ---------   ---------   ---------   ---------
PALLADIUM (OZ)                      57,326      48,230     104,341     100,802
Payable Palladium (oz) **           52,171      43,959      94,955      91,883
Platinum (oz)                        5,487       5,123      10,184      10,505
Gold (oz)                            4,200       3,834       7,815       7,965
Copper (lbs)                     1,258,978   1,432,890   2,472,372   2,994,930
Nickel (lbs)                       619,276     643,505   1,235,313   1,421,705
                                 ---------   ---------   ---------   ---------
Ore Tonnes Milled                1,101,543   1,195,304   2,227,253   2,351,626
Ore Tonnes Mined - Underground     193,752          --     297,297          --
Ore Tonnes Mined - Open Pit        920,997     935,263   1,979,940   2,204,138
                                 ---------   ---------   ---------   ---------
Waste Tonnes Mined - Open Pit    2,563,092   2,964,600   4,946,421   6,306,033
                                 ---------   ---------   ---------   ---------
Waste Strip Ratio                   2.78:1      3.17:1      2.50:1      2.86:1
                                 ---------   ---------   ---------   ---------

* Metal production and tonnes milled includes production from the underground pre-production that has not been recorded as revenue, but offset against the underground capital development costs. Metal production from the underground pre-production included 9,004 oz of palladium and other associated by-product metals.

**   Net of smelter losses

SUMMARY OF QUARTERLY RESULTS

                                                         2004                         2005                         2006
                                                  -----------------   ------------------------------------   ----------------
(thousands of dollars except per share amounts)     Q3        Q4        Q1        Q2        Q3        Q4       Q1       Q2
-----------------------------------------------   ------   --------   ------   -------   -------   -------   ------   -------
Revenue from metal sales                          45,154     35,182   26,206    23,544    17,247    25,609   31,492    35,519
Net income (loss)                                  6,598   (107,663)  (7,736)  (15,228)  (19,610)  (11,037)  (4,141)  (11,325)
Basic net income (loss) per share                   0.13      (2.09)   (0.15)    (0.29)    (0.37)    (0.21)   (0.08)    (0.22)
Fully diluted net income (loss) per share           0.13      (2.09)   (0.15)    (0.29)    (0.38)    (0.21)   (0.08)    (0.22)

RESULTS OF OPERATIONS

     The Company realized a net loss for the three months ended June 30, 2006 of $11,325,000 ($0.22 per share) on revenues of $35,519,000 compared to the net loss of $15,228,000 ($0.29 per share) on revenues of $23,544,000 for the corresponding period in 2005 and to 2006 first quarter's revenues of $31,492,000 and loss of $4,141,000 ($0.08 per share). The improvement in operating results compared to 2005, is primarily due to increased revenue being realized from the higher average prices for palladium and all by-product metals during the quarter, as well as higher palladium production.

     Production for the second quarter of 2006 was approximately 57,000 ounces of palladium with an average palladium head grade of 2.22 grams per tonne. This was an improvement from the first quarter's palladium production of 47,000 ounces (which included 9,004 ounces of pre-production from the underground mine) and better than the previous year's production of 48,000 ounces during the same period. This improvement was achieved despite two unscheduled shutdowns in the quarter, one for the replacement of the conveyor feeding the coarse ore stockpile and the other as a result of the delivery of non-specification SAG mill pulp lifters (this was rectified in July when the correct liners were installed during a planned four day maintenance shutdown). As a result of these problems, mill availability during the second quarter of 2006 declined to 83.1%, compared to 86.0% in the first quarter and below the 87.3% availability in the comparative period of 2005.

     Production for the second quarter of 2006 improved 20% compared to the year earlier, which in combination with the strengthening metals market resulted in an increase in revenue. Palladium revenue was recognized at the quoted June 30th price of US$310 per ounce, compared to US$181.50 per ounce in the comparative period of 2005, but below the US$330 per ounce in the first quarter of 2006. Palladium production sold to third-party smelters takes up to six months from time of receipt at the smelter to settle the final delivery and pricing. The price adjustment relating to palladium settled and awaiting settlement in second quarter of 2006 resulted in a decrease of $1,989,000 to palladium revenue, mainly from the first quarter 2006 production that was recorded at US$330 and which has now been adjusted to the quoted June 30, 2006 market price of US$310. The adjustment for mark to market in the corresponding period of 2005 was $359,000 as palladium prices were relatively flat during that period. By-product metal production reflected a similar volume improvement as palladium production and combined with the continued strong metals market resulted in improved prices and revenues for all the by-product metals in the second quarter.

     Beginning in April 2006, production from the underground mine is being recognized as revenue. During the quarter, 193,752 tonnes of ore was extracted from the underground mine, with 203,760 tonnes being processed by the mill at an average grade of 5.49 grams per tonne. Production from the open pit was 3,484,089 tonnes comparable to the first quarter, but below the 3,899,863 tonnes for the coresponding period in 2005. However there was deterioration in the strip ratio to 2.78:1 compared to the first quarter's ratio of 2.20:1 due to lower grade ore zones being mined, but an improvement over the ratio of 3.17:1 experienced in the second quarter of 2005.

     Production costs including overheads, but excluding non-cash amortization, were $28,289,000 during the second quarter of 2006, compared to $26,176,000 during the second quarter of 2005. Unit costs to produce palladium (production costs including overhead and smelter treatment, refining and freight costs), net of by-product metal revenues and royalties, decreased to US$219 per ounce in the second quarter of 2006 compared to US$322 per ounce in the second quarter of 2005, and the first quarter 2006 cash cost per ounce of US$329. The decrease in unit cash costs is attributable to the 20% increase in metals production as well as the strong by-product metals pricing, partially offset by the costs incurred to repair the conveyor feeding the coarse ore stockpile and the issues related to the SAG mill pulp lifters. In addition, there continues to be ongoing upward pressure on operating costs, particularly power, diesel fuel and tires.

     During the second quarter of 2006, the mill processed 1,101,543 tonnes of ore for an average of 12,105 tonnes per day, with a palladium grade of 2.22 grams per tonne producing 57,326 ounces of palladium at a recovery rate of 73.1%. This compares to the second quarter of 2005, when the mill processed 1,195,304 tonnes of ore for an average of 13,135 tonnes per day with a palladium grade of 1.78 grams per tonne producing

48,230 ounces of palladium at a recovery rate of 70.4%. The mill production for the quarter was impacted by the aforementioned maintenance issues.

     Non-cash amortization increased to $7,538,000 in the second quarter of 2006 compared to $4,788,000 in the second quarter of 2005. The higher amortization amount is attributable to the 20% increase in palladium production, as well the commencement of the amortization of the underground development costs, with underground operations commencing full operations in April 2006. In addition, amortization of $824,000 capitalized to crushed and broken ore and concentrate inventories in the first quarter was expensed in the second quarter of 2006 as a result of its lower net realizable value due to the decrease in the price of palladium in the second quarter.

     For the second quarter of 2006, the loss from mining operations was $9,114,000 compared to the $15,320,000 loss in the corresponding period of 2005, primarily due to improved metal prices. Included in the 2006 results was $2,771,000 (second quarter $1,371,000) spent on exploration on the APP as the Company continues its activities in Finland. Costs associated with the APP project are being charged to exploration expense as they occur until it is determined that the project can be economically developed, at which time they will begin to be capitalized.

     Other income and expense, which includes interest income and expense, and foreign exchange gains and losses, was an expense of $2,692,000 in the second quarter of 2006 compared to an expense of $265,000 in the second quarter of 2005. The increase in 2006 is due to the recognition of non-cash accretion expenses of $2,460,000 relating to the convertible notes payable issued in 2006. In the current period, there was a foreign exchange gain of $955,000 compared to a loss of $82,000 in 2005. The foreign exchange gain relates primarily to the Company's US dollar denominated credit facilities as a result of the strengthening Canadian dollar at quarter end. In the second quarter of 2006, the Company incurred interest expense on long-term debt of $1,423,000 compared to $611,000 in the second quarter of 2005. The increased interest expense in the current year is attributable to the increase in interest rates year-over-year as well as the additional interest expense incurred on the convertible notes payable, the first payment in request of which was made on June 1, 2006 and was settled with the issue of approximately 44,000 common shares. Interest income for the second quarter of 2006 declined to $380,000 from $439,000 in the second quarter of 2005 as a result of a lower average cash position in 2006.

LIQUIDITY AND CAPITAL RESOURCES

     Cash used by operations (prior to changes in non-cash working capital) was $3,105,000 in the second quarter of 2006, compared to cash used in operations of $9,900,000 in the second quarter of 2005. The improvement in operating cash flow was attributable to the higher production volume and improved metals pricing in the quarter. Changes in non-cash working capital consumed $14,019,000 in the second quarter of 2006 as compared to providing $12,398,000 in second quarter of 2005 with palladium awaiting settlement increasing to 92,154 ounces at June 30, 2006 , (including underground pre-production) compared to 65,905 ounces at December 31, 2005. The increase in the physical quantity of metal in the concentrate awaiting settlement combined with the stronger by-product metal prices resulted in a 22% increase in the value of concentrate awaiting settlement during the second quarter 2006 of $10,679,000 ($22,718,000 increase year to date). After allowing for non-cash working capital changes, cash used by operations was $17,124,000 in the second quarter of 2006, compared to cash provided of $2,498,000 in the second quarter of 2005.

     Investing activities required $3,649,000 of cash in the second quarter of 2006 the majority of which was attributable to the ongoing lateral development for the underground mine and the 2006 expansion of the tailings management facilities. This compares with $7,722,000 of net investing activities in the corresponding period of 2005.

     On March 29, 2006, the Company closed the first tranche (Series I notes) of a private placement of convertible notes which provided US$35,000,000 in gross proceeds to the Company. The transaction was with two purchasers, Kaiser Francis Oil Company ("KFOC), the Company's largest shareholder, and an institutional investor. The Series I convertible notes bear an interest rate of 6.5% and mature on August 1, 2008. The notes can be converted into common shares of the Company at US$12.18 (2,873,563 common shares) and also have attached warrants which can be exercised to purchase 1,436,782 common shares at US$13.48 until March 29, 2010.

     Under the terms of the private placement, the Company had the right to sell to KFOC up to US$13,500,000 principal amount of convertible notes on or before June 30, 2006, the proceeds of which were to be used to repay the loan outstanding under the KFOC standby credit facility. On June 23, 2006, the Company exercised this right and issued US$13,500,000 aggregate principal amount of Series II convertible notes to repay the outstanding credit facility. The Series II notes bear an interest rate of 6.5%, maturing on December 1, 2008 and are convertible into 1,108,374 common shares of the Company at US$12.18 per share. Warrants exercisable to purchase 554,187 common shares of the Company were issued with the Series II notes, with each warrant being exercisable to purchase one common share at US$13.48 per share until June 23, 2010. The purchasers of the Series I notes have the option to acquire an additional US$10,000,000 aggregate principal amount of convertible notes (Series III) on or before December 31, 2006. The terms of the convertible notes are more fully described in note 6 of the accompanying Financial Statements.

     As at June 30, 2006, the Company had cash of approximately $16,000,000 (December 31, 2005; $15,000,000) and working capital of $65,400,000 (December 31, 2005; $31,500,000). The Company believes it will need to raise additional working capital to fund its expected operations over the next twelve months as the inventory of concentrate awaiting settlement increases. The Company is reviewing various options to raise the additional funds required to finance the building up of the concentrate inventory.

CONTRACTUAL OBLIGATIONS

                                                   PAYMENTS DUE BY PERIOD
as at June 30 2006                     ---------------------------------------------
(thousands of dollars)                  Total     1 Year   1 - 3 Years   4 - 5 Years
------------------------------------   -------   -------   -----------   -----------
Senior credit facility & interest      $21,721   $ 6,720     $13,921        $1,080
Capital lease obligations                7,056     2,145       3,755         1,156
Operating leases                           891       453         316           122
Convertible notes payable & interest
   (principal amount  of  US$48.5 m)    60,072    12,082      47,990            --
Other purchase obligations               3,800     3,800          --            --
                                       -------   -------     -------        ------
                                       $93,540   $25,200     $65,982        $2,358
                                       =======   =======     =======        ======

There are no material payments due after five years.

RELATED PARTY TRANSACTIONS

     In December 2001, KFOC, the Company's controlling shareholder, provided a US$20,000,000 non-revolving credit facility to finance the Company's working capital requirements. In the second quarter of 2004, the KFOC credit facility was extended to June 30, 2006. Interest is based on the 30-day LIBOR plus 2.50% and the stand by fee is 0.125% per annum. The amount paid to KFOC for interest and stand by fees in the second quarter of 2006 was $277,000 ($97,000 for the comparable period in 2005). On June 23, 2006, this credit facility was repaid by the Company, in a non-cash transaction, with the issuance of US$13,500,000 of Series II convertible notes to KFOC.

     Also, on March 29, 2006, KFOC was one of two purchasers of the Series I convertible notes issued by the Company. KFOC subscribed for 50% of the notes and attached warrants issued by the Company, paying US$17,500,000 of gross proceeds to the Company. The amount paid to KFOC in the second quarter 2006 for interest on the convertible notes was $219,000.

 MANAGEMENT'S OUTLOOK

     There is no apparent pattern of variability or seasonality affecting the Company's operations. The principal drivers of the Company's performance are its monthly production of PGM and by-product metals from its Lac des Iles mine and the corresponding world spot prices of such metals.

     With the improvement in the overall blended mill feed head grade and with improved mill performance, palladium cash costs per ounce are expected to be significantly lower in 2006 than that experienced in 2005, as evidenced during the second quarter of 2006 with cash costs per ounce of palladium decreasing to US$219 per ounce.

     For the six months ended June 30, 2006, the Company produced 104,000 ounces of palladium, its principal metal. Beginning in the second quarter of 2006, production has begun to improve over 2005 levels with the commencement of full production from the underground mine. With the intermittent operational issues experienced to date in 2006, the Company now expects production for the year 2006 to be approximately 225,000 ounces versus 280,000 ounces forecasted at the beginning of the year.

     During the first quarter of 2006, the ultimate pit design implemented in 2004 was changed to an interim pit design that addressed previously disclosed south pit wall instability issues. The Company has engaged an independent geotechnical consultant to review the slope stability issues and his recommendations have been used in designing a reconfigured open pit mining plan. The Company has commenced a detailed review of its life-of-mine operating plan for the Lac des Iles mine, the Company's only operating mine. The Company's management is in the process of preparing and reviewing various mine plan scenarios in order to determine which future mine operating plan optimizes the expected remaining economic life of the Lac des Iles mine. At this time, the most likely mine plan scenario to be adopted is unknown and the possible effect, if any, on the current life-of-mine plan is undeterminable. Depending on the eventual life-of-mine plan selected, the Company will have to review the carrying value of its mining interests and determine if an impairment charge and a corresponding reduction in the carrying value of its mining interests is required.

     The Company's aggressive exploration program is expected to continue in the second half of 2006, with approximately $9.0 million being allocated to exploration activities during the remainder of the year. The main focus will be on the APP in Finland. Drilling commenced in late February with the drilling results to be incorporated into a re-scoping study which has commenced. The Company will focus on the further definition of the Offset High Grade Zone at Lac des Iles and grassroots projects such as the Shebandowan project. In addition, the pursuit of quality Ni/PGM opportunities will continue to be a key strategy.

     The PGM markets continue to benefit from strong global fundamentals. During the second quarter the price of palladium has decreased from the highs it experienced during the first quarter, but prices remain significantly above prior year's levels and the Company believes that these global fundamentals will lead to increased metal demand, and continued improvement in palladium prices.

CRITICAL ACCOUNTING ESTIMATES

     Critical accounting estimates represent estimates that are highly uncertain and for which changes in those estimates could materially impact the Company's financial statements. The following accounting estimates are critical:

(a)  IMPAIRMENT ASSESSMENTS OF LONG-LIVED ASSETS

     Each year, the Company reviews the mining plan for the remaining life-of-mine. Significant changes in the mine plan can occur as a result of mining experience, new discoveries, changes in mining methods and rates, process changes, investments in new equipment and technology, metal prices and other factors. Based on year-end mineral reserves and the current mine plan, the Company reviews annually its accounting estimates and makes adjustments accordingly.

     The Company assesses long-lived assets for recoverability whenever events or changes in circumstances indicate their carrying values may not be recoverable. When the carrying value of a long-lived asset is less than its net recoverable value as determined on an undiscounted basis, an impairment loss is recognized to the extent that its fair value, measured as the discounted cash flows over the life of the asset.

     Assumptions underlying future cash flow estimates are subject to risk and uncertainty. Any differences between significant assumptions and market conditions such as metal prices, exchange rates, recoverable metal, and/or the Company's operating performance could have a material effect on the Company's ability to recover the carrying amounts of its long-lived assets resulting in possible additional impairment changes.

(b)  AMORTIZATION OF MINING INTERESTS

     The Company amortizes a large portion of its mining interests using the unit of production method based on proven and probable reserves. As a result of the asset impairment charge recorded in 2004, the unit of production amortization rate in 2005 reduced by approximately 49%. Changes in reserve estimates are calculated periodically and could affect amortization expense prospectively.

(c)  FORWARD METAL SALES AND METAL PRICE SWAP CONTRACTS

     North American Palladium has in place a hedge policy to allow for managing the Company's exposure to market metal prices, particularly its platinum, gold, nickel and copper price exposure. North American Palladium uses fixed-price forward platinum sales contracts and cash settled gold, nickel and copper price swap contracts to insulate its earnings and cash flows from changes in these metal prices. These contracts allow the Company to sell its platinum to credit-worthy metal dealers at a fixed price under the forward sales contract. In the case of gold, nickel and copper, the Company receives a fixed metal price in exchange for paying the floating price received under its physical sales contracts to acceptable counterparts under the metal price swap contracts. In October 2005, the Company made a decision to unwind various by-product metal hedges namely, platinum, gold, and nickel through the buy-back of forward sales or cash settled metal price swaps. This decision was taken to reposition the Company's exposure to its by-product metals in advance of the expected increase in metal production at Lac des Iles in 2006. As at June 30, 2006, the Company does not have any forward sales or metal swap contracts in place.

NON-GAAP MEASURE

     North American Palladium has included in this document a non-GAAP performance measure for cash cost per ounce. This non-GAAP measure does not have any standardized meaning nor is it necessarily comparable with similar measures presented by other companies. North American Palladium believes that certain investors use this information to evaluate the Company's performance. This data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company receives U.S. dollars from the sale of its metal production, with its production costs being principally in Canadian dollars. The strengthening of the Canadian dollar in relation to the U.S. dollar will have a negative impact on the Company's cash cost per ounce as calculated in U.S. dollars.


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

RECONCILIATION OF CASH COST PER OUNCE TO FINANCIAL STATEMENTS

THREE MONTHS ENDED JUNE 30

(thousands of dollars except per ounce amounts)     2006      2005
-----------------------------------------------   -------   -------
PRODUCTION COSTS INCLUDING OVERHEAD               $28,289   $26,176
SMELTER TREATMENT, REFINING AND FREIGHT COSTS       4,237     4,324
                                                  -------   -------
                                                   32,526    30,500
LESS:  BY-PRODUCT METAL REVENUE                    20,579    13,754
                                                  -------   -------
                                                   11,947    16,746
                                                  -------   -------
DIVIDED BY OUNCES OF PALLADIUM                     48,977    42,399
                                                  -------   -------
CASH COST PER OUNCE (C$)                              244       395
                                                  -------   -------
C$ EXCHANGE RATE                                   1.1151    1.2257
                                                  -------   -------
CASH COST PER OUNCE (US$)                             219       322
                                                  -------   -------

OTHER INFORMATION

     Additional information regarding the Company is included in the Company's Annual Information Form and Annual Report on Form 40-F which are filed with the Canadian securities regulators and the United States Securities and Exchange Commission, respectively. A copy of the Company's Annual Information Form is posted on the SEDAR website at www.sedar.com. A copy of the Annual Report or Form 40-F can be obtained from the United States Securities and Exchange Commission's website at www.sec.gov.

OUTSTANDING SHARE DATA

     The following securities are outstanding as of August 7, 2006:

     (i)  52,784,919 common shares of the Company outstanding;

     (ii) stock options outstanding pursuant to the 1995 Corporate Stock Option Plan entitling the holders to acquire 345,800 common shares of the Company at an average strike price of $10.31;

     (iii)US$35 million principal amount of convertible notes (the "Series I Notes") outstanding;

     (iv) US$13.5 million principal amount of convertible notes (the "Series II Notes") outstanding;

     (v) common share purchase warrants which can be exercised to purchase 1,436,782 common shares until March 29, 2010 and 554,187 common share purchase warrants until June 23, 2010 at US$13.48; and

     (vi) unit warrants which can be exercised to purchase up to US$10 million principal amount of convertible notes (the "Series III Notes").

The Series I Notes can be converted into common shares of the Company at US$12.18 (2,873,563 common shares). The Series I Notes bear interest at a rate of 6.5% per annum payable bi-monthly, commencing on June 1, 2006. The Series I Notes are repayable in nine equal principal installments commencing on April 1, 2007.

The Series II Notes can be converted into common shares of the Company at US$12.18 (1,108,374 common shares). The Series II Notes bear interest at a rate of 6.5% per annum payable bi-monthly, commencing on August 1, 2006. The Series II Notes are repayable in nine equal principal installments commencing on August 1, 2007.


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

The Series III Notes, if issued, will have the same terms as the Series I and II Notes, subject to TSX and AMEX approval, except that the interest payments will commence on the first interest payment date after the issuance of such note and the principal repayments will commence on the first interest payment that is at least twelve months after the date of issuance of such note.

RISKS AND UNCERTAINTIES

     The price of palladium is the most significant factor influencing the profitability of the Company. Currently, sales of palladium account for approximately 50% of the Company's revenue. Many factors influence the price of palladium, including global supply and demand, speculative activities, international political and economic conditions and production levels and costs in other PGM producing countries, particularly Russia and South Africa. The possible development of a substitute alloy or synthetic material, which has catalytic characteristics similar to platinum group metals, may result in a future decrease in demand for palladium and platinum.

     Currency fluctuations may affect cash flow since production currently is sold in United States dollars, whereas the Company's administration, operating and exploration expenses are mainly incurred in Canadian dollars. As a result, changes in the exchange rate between Canadian and United States dollars can affect revenue and profitability.

     The Company is dependent on one mine for its metal production. The business of mining is generally subject to risks and hazards, including environmental hazards, industrial accidents, metallurgical and other processing problems, unusual and unexpected rock formations, pit slope failures, flooding and periodic interruptions due to inclement weather conditions or other acts of nature, mechanical equipment and facility performance problems and the availability of materials and equipment. These risks could result in damage to, or destruction of, the Company's properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. Although the Company maintains insurance in respect of the mining operations that is within ranges of coverage consistent with industry practice, such insurance may not provide coverage of all the risks associated with mining. Currently the Company sells all of its concentrate to one smelting firm under a contract that expires on September 30, 2006. Management believes it will be successful in negotiating an extension and/or new agreement with the smelting firm, but cannot guarantee that this will occur.


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